PainReform Ltd.
4 Bruria St., Tel Aviv
6745442, Israel
January 18, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	PainReform Ltd.
Registration Statement on Form F-3 File No. 333-276485

Ladies and Gentlemen:

PainReform Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on January 19, 2024 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, LLP, by calling Eyal Peled at +1 646-266-4658. The Company hereby authorizes Mr. Peled to orally modify or withdraw this request for acceleration.

Very truly yours,

PAINREFORM LTD.

By:	/s/ Ilan Hadar
Ilan Hadar Chief Executive Officer

cc: Eyal Peled (Greenberg Traurig, LLP)